Exhibit 99.1

Exhibit 99.1
Itaú Unibanco Holding S.A.
Itaú
2020 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2020

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	08/25/2021

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Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5.	06/02/2021
V3	Updated items: 4.1 and 12.12	06/10/2021
V4	Updated items: 12.5/6, 12.7/8 and 12.12	06/21/2021
V5	Updated items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 and 17.5	08/02/2021
V6	Updated items: 10.3, 12.7/8, 15.7 and 21.3	08/25/2021

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10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results
a) Introduction or disposal of operating segments
Disclosure of results by segment
The current business segments of Itaú Unibanco are described below:
Retail Banking: The results of the Retail Banking segment derive from the offers of products and services to retail banking clients, high income clients and to very small and small companies. This segment comprises banking products and services provided to account holders and non-account holders. Products and services offered include: Personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others.
Wholesale Banking: The results of the Wholesale Banking segment derive from: i) Itaú BBA’s operations, the unit responsible for business with large companies and investment banking operations, ii) the results of our foreign units; and iii) products and services offered to middle-market companies, high net worth clients (Private Banking), and institutional clients.
Trading & Institutional: The results of this segment derive from capital surplus, subordinated debt surplus and net balance of tax credits and debits. It also underlines the financial margin with the market, treasury operating costs, and equity in earnings of companies not associated with either of these segments.
b) incorporation, acquisition or disposal of ownership interest
XP Investimentos S.A.
On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.
In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A.
On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc.. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital.
Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.

In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock.
Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee.
On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.).
In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.’s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital.
At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP Inc’s capital to the new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million.
The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) is that our stockholders will be entitled to equity interest in XPart SA in the same number and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders.
The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized.
XP Inc’s capital stock held by XPart S.A. was 40.52%, totaling R$9,371, as of December 31, 2020. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade).
XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders’ Meetings of XPart and XP Inc..
Right after XPart S.A. had its articles of association registered and obtained with the JUCESP (São Paulo state’s Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders’ Meetings to resolve the merger of XPart into XP Inc. are scheduled to be held on October, 1 2021.
As previously disclosed, should the merger be approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings, shares issued by Itaú Unibanco and Itaú Unibanco’s American Depositary Receipts – ADRs will continue to be traded including the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, which is the Shareholders’ Meetings date. After this date, in lieu of these rights to receive securities, (a) the controlling stockholders of the Company, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco’s American Depositary Receipts (ADRs), will receive Class A shares issued by XP, and (b) the remaining XPart’s stockholders will receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP. As for Itaú Unibanco’s ADRs, the Bank of New York, the depositary bank for these securities, will suspend the issuance and cancellation of Itaú Unibanco’s ADRs from the closing of the trading session of September 28, 2021 to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco’s ADRs, should the merger be approved. During this period, holders of ADRs issued by Itaú Unibanco may not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco may not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books will not impact the trading of Itaú Unibanco’s ADRs, which will continue to be carried out normally during this period.
As already informed by the Company, in case the merger of XPart is not approved or XPart is not listed on a stock exchange up to November 24, 2021, the final date of the period of one hundred and twenty (120) days started as of July 27, 2021, the date the Central Bank of Brazil approved the Company’s spin-off, stockholders will be entitled to withdraw from XPart, in accordance with paragraphs 3 and 4 of Article 223 of Law No. 6,404/76. This right is not extended to the holders of Itaú Unibanco’s ADRs.
Further information on the exercise of the right of dissent and appraisal in connection with the shares issued by XPart, in case XPart is merged into XP, is available in its General Stockholders’ Meeting Manual. This right is not extended to the holders of Itaú Unibanco’s ADRs.
Lastly, conditioned on approval from the Central Bank of Brazil, pursuant to the purchase and sale agreement signed in 2017, we will purchase an additional stake of approximately 11.38% of XP Inc.’s capital stock, in 2022. The management and conduct of business of all companies within XP group, including XP Inc., remains independent, segregated and autonomous, preserving the same principles and values that are currently in force. XP Controle’s partners will maintain control of the XP group, and the current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective businesses, in order to ensure that XP Investimentos S.A. will continue to act as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by us, without any restrictions or barriers.
ZUP
On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felupe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments.
Such acquisition will be implemented in three tranches over four years. In the first tranche, which closing occurred in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (in fully diluted basis) for approximately R$293 million and will control the company. On the third year after the completion of the operation, Itaú will acquire an additional 19.6% stake, and on the fourth year Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024.
This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values.
IRB
Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00.
In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock.
On July 10, 2019, the IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the União and BB Seguros in IRB except in the case of the União, by Golden Share, the previously existing control block of the Company was dissolved, and its share capital was pulverized.
c) Unusual events or operations
In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events:
In 2020:
(i) decrease in goodwill impairment and intangible assets of Itaú Corpbanca in the amount of R$(1,452) million, net of tax effects and interest of non-controlling stockholders; (ii) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(1,047) million; (iii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iv) the adjustment to market value of IRB shares in the amount of R$379 million; and (v) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others.
In 2019:
(i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15% to 20%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,024, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality.
In 2018 there were no material unusual events.

12.7/8 - Composition of committees
Name Type of committee Position held Profession Date of election Term of office Description of other positions held Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Date of birth Date of investiture Type of audit Number of consecutive terms of office Other positions held/roles performed at the issuer Chairman of the Committee Economist 04/29/2021 Annual 100.00% Gustavo Jorge Laboissière Loyola Audit Committee 101.942.071-53 Not applicable. 06/16/2021 5 A Statutory Audit Committee non 12/19/1952 adherent to CVM Instruction No. 308/99 Audit Committee 100.00% 04/29/2021 Otavio Yazbek 163.749.928-06 Not applicable. Committee member (effective) Lawyer A Statutory Audit Committee non 07/08/1972 adherent to CVM Instruction No. 308/99 Annual 2 06/16/2021 Luciana Pires Dias Audit Committee 04/29/2021 Committee member (effective) Lawyer A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 01/13/1976 Annual 2 100.00% 06/16/2021 251.151.348-02 Not applicable.

Rogério Carvalho Braga 625.816.948-15 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Lawyer 01/30/1956	04/29/2021 06/16/2021	Annual 1	0.00%
Ricardo Baldin 163.678.040-72 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Accountant 07/14/1954	04/29/2021 06/16/2021	Annual 1	0.00%
Alexandre de Barros 040.036.688-63 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Accountant 09/06/1956	04/29/2021 06/16/2021	Annual 1	0.00%
Geraldo José Carbone 952.589.818-00 Not applicable.	Compensation Committee	Committee member (effective)	Economist 08/02/1956	04/29/2021 04/29/2021	Annual 4	100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	Compensation Committee	Committee member (effective)	Economist 07/13/1956	04/29/2021 04/29/2021	Annual 11	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Compensation Committee	Committee member (effective)	Banker 10/20/1959	04/29/2021 04/29/2021	Annual 11	100.00%

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12.7/8 - Composition of committees
Name Type of committee Position held Profession Date of election Term of office Description of other positions held Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Type of audit Date of birth Date of investiture Number of consecutive terms of office Other positions held/roles performed at the issuer Chairman of the Committee Engineer 04/29/2021 100.00% Annual 5 10/13/1954 04/29/2021 Roberto Egydio Setubal Compensation Committee 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee Member of the Committee 100.00% Alexsandro Broedel 031.212.717-09 Officer (member of the Executive Committee) Other committees Disclosure and Trading Committee Accountant 10/05/1974 Annual 8 04/29/2021 04/29/2021 50.00% Committee member (effective) Other committees Nomination and Corporate Governance Committee Business Administrator 09/01/1958 04/29/2021 Annual 13 04/29/2021 Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Cesar Nivaldo Gon 154.974.508-57 Member of the Committee 0.00% Other committees Personnel Commitee Business Administrator 05/27/2021 Annual 1 Not Apllicable 07/09/1971 05/27/2021 10

12.7/8 - Composition of committees
Name Type of committee Position held Profession Date of election Term of office Description of other positions held Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Date of birth Date of investiture Number of consecutive terms of office Type of audit 100.00% Business Administrator 09/01/1958 04/29/2021 Annual 13 04/29/2021 66.67% Business Administrator 09/01/1958 Annual 7 04/29/2021 04/29/2021 Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member 014.414.218-07 Disclosure and Trading (effective) Member of the Board of Directors Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member 014.414.218-07 Personnel Committee (effective) Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee 014.414.218-07 Social Responsibility Member of the Board of Directors Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee 04/29/2021 100.00% Business Administrator 09/01/1958 Annual 4 04/29/2021 11

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Description of other positions held Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Type of audit Date of birth Date of investiture Number of consecutive terms of office Other positions held/roles performed at the issuer 04/29/2021 Other committees Nomination and Corporate Governance Committee 100.00% Committee member (effective) 04/29/2021 Ana Lúcia de Mattos Barreto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Social Responsibility Committee Annual 4 Pedagogic Professional 10/25/1973 Annual 04/29/2021 04/29/2021 Other committees Personnel Committee 66.67% Committee member (efective) Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee Pedagogic Professional 10/25/1973 4 04/29/2021 Annual 100.00% Other Committees Social Responsiblity Committee Committee me ber (efective) Pedagogic Professional 10/25/1973 04/29/2021 4 Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Annual 66.67% Other Committees Social Responsibility Committee Committee member (effective) Business Administrator 12/05/1958 04/29/2021 04/29/2021 4 Candido Botelho Bracher 039.690.188-38 Member of the Board of Directors Member of the Capital and Risk Management Committee Compensation Committee 12

04/29/2021 75.00% Carlos Henrique Donega Aidar 076.630.558-96 Other committees Disclosure and Trading Committee Committee member (effective) Economist 10/19/1965 Annual 7 04/29/2021 100.00% Other committees Personnel Committee Committee member (effective) Business Administrator 10/03/1954 04/29/2021 04/29/2021 Annual 7 Not applicable. Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee Lawyer 0.00% José Virgilio Vita Neto 223.403.628-30 Other committees Disclosure and Trading Committee Committee member (effective) 04/29/2021 Annual 2 09/13/1978 04/29/2021 Director Economist 04/29/2021 0.00% Other committees Related Parties Committee Committee member (effective) Annual 1 Maria Helena dos Santos Fernandes de Santana 036.221.618-50 Member of the Board of Directors 04/29/2021 06/23/1959 100.00% Other committees Social Responsibility Committee Committee member (effective) Business Administrator 10/03/1954 Annual 4 04/29/2021 04/29/2021 Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee 13

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Description of other positions held Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Type of audit Date of birth Date of investiture Number of consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees 100.00% Committee member (effective) Business Administrator 10/03/1954 04/29/2021 Annual 7 04/29/2021 771.733.258-20 Nomination and Member of the Board of Corporate Directors Governance Member of the Strategy Committee Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees 100.00% Committee member (effective) 04/29/2021 Business Administrator 10/03/1954 Annual 7 Strategy Committee 04/29/2021 771.733.258-20 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee 04/29/2021 100.00% Business Administrator 10/03/1954 Annual 5 04/29/2021 Fábio Colletti Barbosa Other committees Chairman of the Committee 771.733.258-20 Related Parties Member of the Board of Directors Committee Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee 14

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Description of other positions held Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Type of audit Date of birth Date of investiture Number of consecutive terms of office 100.00% Other positions held/roles performed at the issuer João Moreira Salles Other committees 295.520.008-58 Strategy Committee Member of the Board of Directors Member of the Compensation Committee Committee member (effective) 04/29/2021 Economist 04/11/1981 Annual 5 04/29/2021 Committee member (effective) 0.00% Economist 04/11/1981 04/29/2021 Annual 1 João Moreira Salles Other committees 295.520.008-58 Member of the Member of the Board of Di ors Compensation Member of the Strategy Committee Committee 04/29/2021 Marco Ambrogio Crespi Bonomi Other committees Committee member (effective) 100.00% Economist 05/06/1956 04/29/2021 Annual 5 04/29/2021 700.536.698-00 Nomination and Member of the Board of Directors Corporate Governance Member of the Capital and Risk Committee Management Committee Marco Ambrogio Crespi Bonomi Other committees 100.00% Committee member (effective) Economist 05/06/1956 04/29/2021 04/29/2021 Annual 4 700.536.698-00 Capital and Risk Member of the Board of Directors Management Committee Member of the Nomination and Corporate Governance Committee 15

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Description of other positions held Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Type of audit Date of birth Date of investiture Number of consecutive terms of office Other positions held/roles performed at the issuer Chairman of the Committee 04/29/2021 100.00% Economist 07/13/1956 Annual 13 04/29/2021 Pedro Luiz Bodin de Moraes Other committees 548.346.867-87 Capital and Risk Management Committee Member of the Board of Directors Member of the Related Parties Committee Pedro Luiz Bodin de Moraes Other committees Committee member (effective) 100.00% Economist 07/13/1956 04/29/2021 Annual 9 Related Parties Committee 04/29/2021 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee 100.00% Other committees Social Responsibility Committee Committee member (effective) Banker 10/20/1959 Annual 4 04/29/2021 04/29/2021 Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee 16

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Description of other positions held Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Type of audit Date of birth Date of investiture Number of consecutive terms of office Chairman of the Committee 100.00% Banker 10/20/1959 Annual 13 04/29/2021 04/29/2021 Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees 551.222.567-72 Strategy Committee Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker Annual 100.00% 10/20/1959 04/29/2021 04/29/2021 13 551.222.567-72 Nomination and Co-chairman of the Board of Directors Corporate Chairman of the Strategy Committee Governance Chairman of the Personnel Committee Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees 100.00% Chairman of the Committee Banker 10/20/1959 Annual 13 04/29/2021 551.222.567-72 04/29/2021 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee 17

12.7/8—Composition of committees Name Type of committee Position held Profession Date of election Term of office Description of other positions held Percentage of attendance at meetings Taxpayer ID (CPF) Description of other committees Type of audit Date of birth Date of investiture Number of consecutive terms of office Other positions held/roles performed at the issuer 100.00% Renato Lulia Jacob 118.058.578-00 Investor Relations Officer Other committees Disclosure and Trading Committee Chairman member (effective) Engineer 05/10/1974 04/29/2021 Annual 3 04/29/2021 100.00% Ricardo Villela Marino 252.398.288-90 Vice President of the Board of Directors Other committees Strategy Committee Committee member (effective) Engineer 01/28/1974 04/29/2021 04/29/2021 Annual 12 Roberto Egydio Setubal Other committees 100.00% Committee member (effective) Engineer 10/13/1954 04/29/2021 Annual 13 04/29/2021 85.71% 007.738.228-52 Strategy Committee Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees 007.738.228-52 Capital and Risk Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee Committee member (effective) Engineer 10/13/1954 04/29/2021 04/29/2021 Annual 13 18

12.7/8—Composition of committees Professional experience / Statement of any conviction / Independence criteria Maria Helena dos Santos Fernandes de Santana—036.221.618-50 Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2014 to 2020). She has been a Member of the Board of Directors and the Chairwoman of the Audit Committee at XP Inc. since 2019, having served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, and a Member of the Board of Directors at Grupo BIG S.A. since 2021. Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020); Member of the Board of Trustees at the IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017); Member of the Board of Directors at CPFL Energia S.A. (2013 a 2015); Chairwoman of the Brazilian Securities and Exchange Commission (CVM) (2007 to 2012) and Officer (2006 to 2007). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo—BM&F Bovespa S.A. (currently B3 S.A.—Brasil, Bolsa, Balcão) (1994 to 2006), initially at the Special Projects department and subsequently as Executive Superintendent of Company Relations (2000 to 2006). Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006). She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD/WB Group) since 2000. She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária (FEA) of the Universidade de São Paulo (USP) São Paulo, Brazil. Rogério Carvalho Braga 625.816.948-15 Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S. Geraldo José Carbone—952.589.818-00 Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO (1997 a 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil. 19

Otavio Yazbek—163.749.928-06 Otavio Yazbek (Independent Member) has been an Member of the Audit Committee at the Itaú Unibanco Group since 2020. He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets. Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney’s Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of Instituto de Ensino e Pesquisa (INSPER) since 2015. He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A.—Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006). He holds a Bachelors’ degree and a Ph.D in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. Gustavo Jorge Laboissière Loyola 101.942.071-53 Gustavo Jorge Laboissière Loyola has been Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. Luciana Pires Dias—251.151.348-02 Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getúlio Vargas (FGV) since 2008. She has been a Member of the Audit Committee at B3 S.A.- Brasil, Bolsa, Balcão since 2016; of the Audit Committee at CERC—Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017, and of the Audit Committee at Vale S.A. since 2020. She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006). She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S. 20

Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM—Owner/President Management Program at the Harvard University, both in the United States. Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S. 21

Alexsandro Broedel—031.212.717-09 Alexsandro Broedel, partner in the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. 22

Ana Lúcia de Mattos Barretto Villela – 066.530.828-06

Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001).
Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010.
She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind's major challenges.
She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018).
She holds a Bachelor's degree in Teaching with major in School Administration and a Master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President ("Diretor Geral") (2015 to 2017) and Vice President (2004 a 2015).
Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.
He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Cesar Nivaldo Gon - 154.974.508-57

Cesar Nivaldo Gon (Non-Management Member) has been a member of the Itaú Unibanco Group's Personnel Committee since 2021.
He has been the CEO at CI&T Software S.A. since 1995 and Chairman of the Board of Directors of Sensedia, acting as the figurehead for the Leadership Development and Digital Transformation departments.
Mr. Gon has acted as Tech Advisor to the Boticário Group since 2020 and is a member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Lean Enterprise Institute (LEI) and of Raia Drogasil.
In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY).
Mr. Gon has co-authored the book "Faster, faster: The Dawn of Lean Digital" and is a MIT Sloan Management Review columnist.
He has a Bachelor's degree in Computer Engineering (CoE) and a Master's degree in Computer Science from Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil.

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Carlos Henrique Donegá Aidar - 076.630.558-96

Carlos Henrique Donegá Aidar has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate's individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate's Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate's budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate's departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees.
He holds a Bachelor's degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil.

José Virgilio Vita Neto - 223.403.628-30

José Virgilio Vita Neto, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011, being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution.
He holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master's degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

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Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015.
He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015.
He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A.
Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015.
He holds a Bachelor's degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master's degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland.

João Moreira Salles - 295.520.008-58

João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017.
He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019).
Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.
He holds a Bachelor's degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master's degree in Economics from Columbia University, GSAS, New York, U.S.; Master's degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Ricardo Baldin 163.678.040-72

Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015).
He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.
He served as a Member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Audit Committee at Totvs S.A. (2020); Audit Committee Coordinator at Redecard S.A. (2013 to 2014); and as a Member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancária (TECBAN) (2015).
He was Controllership, Technology and Internal Controls and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017).
Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system.
He holds a Bachelor's degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundação Dom Cabral, São Paulo, Brazil, and the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and from other entities, in addition to several internal courses at PwC.

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Marco Ambrogio Crespi Bonomi - 700.536.698-00

Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group since 1998, including Senior Vice President ("Diretor Geral") (2015 to 2017).
He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI).
He holds a Bachelor's degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob, partner in the Partners Program, has been an Officer at the Itaú Unibanco Group and concurrently held the position of Investor Relations Officer at the Itaú Unibanco Group since 2020. He has been a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including CEO and Member of the Board of Directors at Itau BBA International plc (London, United Kingdom) (2016 to 2020), a Member of the Boards of Directors of Itau International (Miami, U.S.) and Itau Suisse (Zurich, Switzerland) (2016 to 2020).
He was Managing Director, Head of the Corporate Banking of Banco Itau Argentina S.A. (2006 to 2010) and also Managing Director, Head of CIB Northern Europe (2011 to 2015).
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Ricardo Villela Marino - 252.398.288-90

Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank's Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).
He holds a Bachelor's degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Alexandre de Barros 040.036.688-63

Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005) and Managing Officer (1994 to 2004).
He has been an alternate Member of Duratex's Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, and has been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA).
Mr. de Barros was a Member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007).
He holds a Bachelor's degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil; a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S.

26

Type of Conviction	Description of the conviction
Rogério Carvalho Braga - 625.816.948-15	
N/A	
Ricardo Baldin - 163.678.040-72	
N/A	
Alexandre de Barros - 040.036.688-63	
N/A	
Otavio Yazbek - 163.749.928-06	
N/A	
Gustavo Jorge Laboissière Loyola - 101.942.071-53	
N/A	
Luciana Pires Dias - 251.151.348-02	
N/A	
Geraldo José Carbone - 952.589.818-00	
N/A	
Pedro Luiz Bodin de Moraes - 548.346.867-87	
Pedro Luiz Bodin de Moraes - 548.346.867-87	
N/A	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72 .	
Pedro Moreira Salles - 551.222.567-72	
N/A	
Roberto Egydio Setubal - 007.738.228-52	
Roberto Egydio Setubal - 007.738.228-52	
Roberto Egydio Setubal - 007.738.228-52	
N/A	
Alexsandro Broedel - 031.212.717-09	
N/A	
Alfredo Egydio Setubal - 014.414.218-07	
Alfredo Egydio Setubal - 014.414.218-07	
Alfredo Egydio Setubal - 014.414.218-07	
Cesar Nivaldo Gon - 154.974.508-57	

27

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15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating when the issuer or any of its subsidiaries or affiliates is involved:
a) event;
b) main business conditions;
c) companies involved;
d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members;
e) corporate structure before and after the transaction;
f) mechanisms adopted to ensure equitable treatment among stockholders
For purposes of this item, we adopted as materiality criterion operations involving amounts higher than
R$772.6 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS
(R$154,525 million on December 31, 2020).
2020
XP Inc.
Event
Acquisition of shareholding in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which, in turn, consolidates all investments of XP Group (“XP Group”), including XP Investmentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”).
Main business conditions
On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche (“First Tranche”), we contributed to a capital increase of R$600 million and acquired shares issued by XP Investimentos S.A. held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.
In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a shareholder agreement which contains, among others, provisions with respect to Itaú Unibanco S.A.’s rights as a minority shareholder of XP Investimentos S.A., including its right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A.
On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., where the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares in XP Investimentos S.A., a company incorporated in Brazil, for Class A common shares and Class B common shares in XP Inc., a company incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of total capital of XP Inc. and 30.06% of its voting capital. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital.
Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.
In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock.
Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee.
On November 26, 2020, we announced that our Board of Directors had approved the partial spin-off of the investment in XP lnc. to be transferred to a new company (XPart S.A.).
In December 2020, XP Inc. carried out a public stock offer (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock.
The Extraordinary General Stockholders’ Meeting (ESM) held on January 31, 2021 resolved on the corporate restructuring aimed at segregating the business line related to the interest in XP lnc’s capital to a new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million.
The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) is that our stockholders will be entitled to equity interest in XPart SA in the same number and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders.
The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized.
XP Inc’s capital held by XPart S.A. was 40.52%, totaling R$9,371, as of December 31, 2020.
On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade).
XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders’ Meetings of XP Inc, and XPart.
Right after XPart S.A. had its articles of association registered and obtained with the JUCESP (São Paulo state’s Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders’ Meetings to resolve the merger of XPart into XP Inc. are scheduled to be held on October, 1 2021.
As previously disclosed, should the merger be approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings, shares issued by Itaú Unibanco and Itaú

Unibanco’s American Depositary Receipts – ADRs will continue to be traded including the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, which is the Shareholders’ Meetings date. After this date, in lieu of these rights to receive securities, (a) the controlling stockholders of the Company, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco’s American Depositary Receipts (ADRs), will receive Class A shares issued by XP, and (b) the remaining XPart’s stockholders will receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP.
As for Itaú Unibanco’s ADRs, the Bank of New York, the depositary bank for these securities, will suspend the issuance and cancellation of Itaú Unibanco’s ADRs from the closing of the trading session of September 28, 2021 to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco’s ADRs, should the merger be approved.
During this period, holders of ADRs issued by Itaú Unibanco may not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco may not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books will not impact the trading of Itaú Unibanco’s ADRs, which will continue to be carried out normally during this period.
As already informed by the Company, in case the merger of XPart is not approved or XPart is not listed on a stock exchange up to November 24, 2021, the final date of the period of one hundred and twenty (120) days started as of July 27, 2021, the date the Central Bank of Brazil approved the Company’s spin-off, stockholders will be entitled to withdraw from XPart, in accordance with paragraphs 3 and 4 of Article 223 of Law No. 6,404/76. This right is not extended to the holders of Itaú Unibanco’s ADRs.
Further information on the exercise of the right of dissent and appraisal in connection with the shares issued by XPart, in case XPart is merged into XP, is available in its General Stockholders’ Meeting Manual.
This right is not extended to the holders of Itaú Unibanco’s ADRs.
Lastly, conditioned on approval from the Central Bank of Brazil, pursuant to the purchase and sale agreement signed in 2017, we will purchase an additional stake of approximately 11.38% of XP Inc.’s capital stock, considering the number of shares in XP Inc. as of December 31, 2020.
The management and conduct of business of all companies of the XP group, including XP Inc., will remain independent, segregated and autonomous, preserving the same principles and values in force before the First Tranche. XP Controle’s partners will keep on controlling the XP group, and current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective business, in order to ensure that XP Investimentos S.A. continue to operate as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other capital market brokers and distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers.
Companies involved
ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members
There will not be any change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
There will not be any change in the Issuer’s corporate structure.
Mechanisms adopted to ensure the equitable treatment among stockholders
Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders.

21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy.
The members of the Disclosure and Trading Committee are: Alexsandro Broedel, Alfredo Egydio Setubal, Carlos Henrique Donegá Aidar, José Virgílio Vita Neto and Renato Lulia Jacob.